Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Protection First

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2007-MTNDD-195, dated December 18, 2007)

CITIGROUP FUNDING INC.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

Principal Protected Notes

____________________________________________________

3,926,400 Principal Protected Notes

Linked to the BRIC Equities and Currencies Basket

Due January 17, 2012

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

December 18, 2007

2	Principal Protected Notes

Principal Protected Notes

Linked to the BRIC Equities and Currencies Basket

Due January 17, 2012

This Offering Summary contains a summary of the terms and conditions of the Principal Protected Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering for important additional information. Capitalized terms used in this summary are defined in the section “Final Terms” below.

Overview of the Notes

The Principal Protected Notes Linked to the BRIC Equities and Currencies Basket (the “Notes”) are offered by Citigroup Funding Inc. and have a maturity of approximately 4 years. The Notes combine the investment characteristics of equity and currency investments and pay an amount at maturity that will depend on the percentage change of the value of the BRIC Equities and Currencies Basket (the “BRIC Basket”) which is based on the S&P BRIC 40 Index® and four currency exchange rates: the Brazilian real, the Russian ruble, Indian rupee and the Chinese renminbi, each relative to the U.S. dollar. In the calculation of the return on the BRIC Basket, the return on the S&P BRIC 40 Index® will be weighted 50% and the return on each of the four currencies will be weighted 12.5%. The Starting Value of the BRIC Basket will be set to 100. If the Ending Value is less than or equal to the Starting Value of the BRIC Basket, the payment you receive at maturity for each Note will equal $10. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be approximately 88% of the return on an investment directly linked to the BRIC Basket because of the Participation Rate of 88%.

Some key characteristics of the Notes include:

°

Participation Rate.    The Basket Return Amount on the Notes will be subject to a Participation Rate of 88%. Accordingly, the maximum amount of return you could receive at maturity on the Notes is approximately 88% of the return on a comparable investment in an instrument directly linked to the BRIC Basket. Thus, the Notes will provide less opportunity for appreciation than an investment in an instrument the return of which is linked to 100% participation in the BRIC Basket.

°

Principal Protection.    Your initial investment is 100% principal protected if you hold your Note to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Note to maturity, you will receive at maturity an amount in cash equal to your initial investment plus the Basket Return Amount, which may be

Principal Protected Notes	3

positive or zero, subject to the Participation Rate. If the Ending Value is greater than the Starting Value, the Basket Return Amount will be positive. In all other circumstances, the Basket Return Amount will be zero, and at maturity you will receive only your initial investment.

°

No Periodic Payments.    The Notes will not pay any periodic interest or other periodic payments. Instead, the return on the Notes, if any, will be paid at maturity based upon the percentage change of the value of the BRIC Basket. The return on the Notes will vary depending on the performance of the BRIC Basket and may be lower than that of a conventional fixed-rate debt security. The return on the Notes may be zero. In addition, you will not receive dividend payments or other distributions, if any, on the stocks included in the S&P BRIC 40 Index®.

°

Tax Treatment.    The federal income tax treatment of the Notes differs from the tax treatment of traditional fixed-rate notes. The federal income tax treatment of the Notes will require U.S. investors to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis annually over the term of the Notes, although U.S. investors will receive no payments with respect to the Notes before maturity. Non-U.S. investors will generally not be subject to U.S. income or withholding tax, provided that certain certification requirements are met. See “Certain U.S. Federal Income Tax Considerations – United States Investors” in the pricing supplement for further information.

An investment in the Notes involves significant risks. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors” in the pricing supplement related to this offering for a description of the risks.

Types of Investors

The Notes are not a suitable investment for investors who require regular fixed income payments since no interest payments or investment returns, if any, will be paid prior to the maturity of the Notes. These Notes may be an appropriate investment for the following types of investors:

°

Investors looking for exposure to foreign equity index-linked and currency-linked investments on a principal-protected basis who expect the value of the BRIC Basket to increase from its Starting Value.

°	Investors who seek to add an equity index-linked plus currency-linked investment to their portfolio for diversification purposes.

4	Principal Protected Notes

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal Protected Notes Linked to the BRIC Equities and Currencies Basket Due January 17, 2012
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa3/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes
Principal Protection:	100% if held on the Maturity Date
Pricing Date:	December 18, 2007
Issue Date:	December 21, 2007
Valuation Date:	January 11, 2012
Maturity Date:	January 17, 2012
Index Business Day:	An Index Business Day means a day, as determined by the Calculation Agent, on which the banking institutions in New York and London are not authorized to be closed and the S&P BRIC 40 Index® or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P BRIC 40 Index® on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P BRIC 40 Index®.
Issue Price:	$10 per Note
BRIC Basket:	An equities and currencies basket that is based on the weighted value of the S&P BRIC 40 Index® and four currency exchange rates: the Brazilian real, the Russian ruble, Indian rupee and the Chinese renminbi, each relative to the U.S. dollar. In the calculation of the return on the BRIC Basket, the return on the S&P BRIC 40 Index® will be weighted 50% and the return on each of the four currencies will be weighted 12.5%.
Currency Exchange Rate for the Brazilian Real:	The Brazilian real/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated as 1 divided by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” as the offer price under the caption “Dolar PTAX,” or any substitute page, at approximately 5:00 p.m. (New York City time) on any relevant date.
Currency Exchange Rate for the Russian Ruble:	The Russian ruble/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Russian ruble, calculated as 1 divided by the U.S. dollar/Russian ruble exchange rate that is reported by Reuters on Page “EMTA,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.
Currency Exchange Rate for the Indian Rupee:	The Indian rupee/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Indian rupee, calculated as 1 divided by the U.S. dollar/Indian rupee exchange rate that is reported by Reuters on Page “RBIB,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.
Currency Exchange Rate for the Chinese Renminbi:	The Chinese renminbi/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Chinese renminbi, calculated as 1 divided by the U.S. dollar/Chinese renminbi exchange rate that is reported by Reuters on Page “SAEC,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.
Periodic Interest:	None

Principal Protected Notes	5

Maturity Payment:	Initial investment plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:	For each $10 Note:
$10 x Basket Return Percentage (provided that the Basket Return Amount will not be less than zero) x Participation Rate
Participation Rate:	88%
Basket Return Percentage:	Ending Value – Starting Value Starting Value
Starting Value:	Set to 100 on the Pricing Date, determined based on the arithmetic average of the value of the S&P BRIC 40 Index® and each Currency Exchange Rate on the Pricing Date and on the two Index Business Days immediately following the Pricing Date, as determined by the Calculation Agent.
Ending Value:	The arithmetic average of the closing value of the BRIC Basket on the Valuation Date and the two Index Business Days immediately prior to the Valuation Date.
Listing:

We will apply to list the Notes on the American Stock Exchange but we cannot assure you that the Notes will be approved for listing. The Notes have not been approved for listing as of the date of this pricing supplement.

Calculation Agent:	Citigroup Global Markets Inc.
Underwriting Discount:	2.75% (including the 2.50% Sales Commission defined below)
Sales Commission Earned:	$0.25 per Note for each Note sold by a Smith Barney Financial Advisor

6	Principal Protected Notes

Benefits of the Notes

°

Growth Potential.    The Basket Return Amount, if any, payable at maturity is based on the Ending Value of the BRIC Basket, enabling you to partially participate in the potential increase in the value of the BRIC Basket during the term of the Notes without directly investing in the BRIC Currencies and the S&P BRIC 40 Index® or the component stocks of the S&P BRIC 40 Index®.

°	Principal Preservation. If you hold your Note to maturity, at maturity you will receive at least your initial investment regardless of the Ending Value of the BRIC Basket.

°	Diversification Potential. The Notes are linked to the BRIC Basket and may allow you to diversify an existing portfolio mix of notes, stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of the pricing supplement related to this offering for a full description of risks.

°

The Return on Your Investment May Be Zero.    The amount of your return at maturity will depend on the Ending Value (the arithmetic average of the closing value of the BRIC Basket on the valuation date and the two Index Business Days immediately prior to the Valuation Date). If the Ending Value is equal to or less than the Starting Value, which will be set to 100, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the closing value of the BRIC Basket is greater than the Starting Value at one or more times during the term of the Notes or if the closing value of the BRIC Basket at maturity exceeds the Starting Value.

°

Any Appreciation of Your Investment in the Notes Will Be Limited by the Participation Rate.    The Basket Return Amount on the Notes will be subject to a Participation Rate of 88% of the product of the principal amount of the Notes and the Basket Return Percentage. Accordingly, the maximum amount of return you could receive at maturity on the Notes is approximately 88% of the return on a comparable investment in an instrument directly linked to the BRIC Basket. Thus, the Notes will provide less opportunity for appreciation than an investment in an instrument directly linked to the BRIC Basket.

°

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P BRIC 40 Index®.

°

Potential for a Lower Comparable Yield.    The amount payable upon maturity of the Notes is linked to the Ending Value. As a result, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and the return on the Notes may be zero.

°

Reference to a Basket May Lower Your Return.    Because the value of the BRIC Basket will be based on the sum of the weighted returns of the S&P BRIC 40 Index® and each Currency Exchange Rate, a significant increase in the value of one component of the BRIC Basket during the term of the Notes but not the other components may be substantially or entirely offset by a decrease in the value of the other components of the BRIC Basket

Principal Protected Notes	7

during the term of the Notes. This may cause your return on the Notes, if any, to be less than the return on a similar instrument linked to just one of the components of the BRIC Basket.

°

Foreign Jurisdictions.    Investments, such as the Notes, that are indexed to the value of foreign securities markets may be more volatile than securities indexed to U.S. securities markets. There is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Some exchanges on which the stocks included in the S&P BRIC 40 Index® are listed have adopted certain measures intended to prevent extreme fluctuations. Prices of the stocks included in the S&P BRIC 40 Index® are subject to political, economic, financial, exchange rate and social factors that could negatively affect foreign securities markets.

°

Foreign Currency Risk.    Governments, including those of Brazil, Russia, India, China, and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the BRIC currencies or the U.S. dollar specifically, or any other currency.

°	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

°

Lack of Liquidity.    We will apply to list the Notes on the American Stock Exchange but we cannot assure you that the Notes will be approved for listing. The Notes have not been approved for listing as of the date of this pricing supplement. Citigroup Global Markets Inc. currently intends, but is not obligated, to make an over-the-counter market in the Notes should the Notes not be approved for listing. You should be aware that, even if the Notes are approved for listing on the American Stock Exchange, that will not necessarily ensure that a liquid trading market will develop for the Notes.

°

No Principal Protection Unless You Hold the Notes to Maturity.    The market value of Notes in any secondary market may be below your initial investment due to, among other things, limited secondary market trading, changes in the value of the BRIC Basket, interest rates, the earnings performance of the issuers of the stocks included in the S&P BRIC 40 Index® the BRIC currencies and other economic conditions. Thus you could receive substantially less than your initial investment if you sell your Notes prior to maturity.

°

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in one or more of the BRIC currencies, the stocks included in the S&P BRIC 40 Index® or derivative instruments related to the S&P BRIC 40 Index®, the stocks included in the S&P BRIC 40 Index® or one or more of the BRIC currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

8	Principal Protected Notes

The BRIC Basket

General.    The BRIC Basket was established on the Pricing Date and will be calculated by Citigroup Global Markets Inc., as calculation agent. The BRIC Basket represents the weighted returns of the S&P BRIC 40 Index® and four currencies: the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi. The Starting Value and the initial basket percentage of the index and each of the Currency Exchange Rates included in the BRIC Basket (as set forth below) will be used to determine the Basket Composition Ratio. The Starting Value will be determined based on the arithmetic average of the value of the S&P BRIC 40 Index® and each Currency Exchange Rate on the Pricing Date and on the two Index Business Days immediately following the Pricing Date, as determined by the calculation agent, to achieve a Starting Value of 100 for the BRIC Basket.

Underlying Index or Currency	Initial Percentage of Basket
S&P BRIC 40 Index®	50.0%
Brazilian Real Currency Exchange Rate	12.5%
Russian Ruble Currency Exchange Rate	12.5%
Indian Rupee Currency Exchange Rate	12.5%
Chinese Renminbi Currency Exchange Rate	12.5%

The value of the BRIC Basket on the Pricing Date and on the two Index Business Days immediately following the Pricing Date will equal 100. The value of the BRIC Basket on any Index Business Day beginning on the third Index Business Day after the Pricing Date will equal the sum of (a) the product of the S&P BRIC 40 Index®‘s closing level and its Basket Composition Ratio plus (b) the sum of the products of each Currency Exchange Rate and its corresponding Basket Composition Ratio.

The Basket Composition Ratio for the S&P BRIC 40 Index® will equal 50.00 divided by the arithmetic average of the closing level of the S&P BRIC 40 Index® on the Pricing Date and on the two Index Business Days immediately following the Pricing Date.

The Basket Composition Ratio for each of the Currency Exchange Rates will equal 12.50 divided by the arithmetic average of the value of such Currency Exchange Rate on the Pricing Date and on the two Index Business Days immediately following the Pricing Date.

The Currency Exchange Rate for the Brazilian real will equal the Brazilian real/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated as 1 divided by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” as the offer price under the caption “Dolar PTAX,” or any substitute page, at approximately 5:00 p.m. (New York City time) on any relevant date.

The Currency Exchange Rate for the Russian ruble will equal the Russian ruble/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Russian ruble, calculated as 1 divided by the U.S. dollar/Russian ruble exchange rate that is reported by Reuters on Page “EMTA,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

Principal Protected Notes	9

The Currency Exchange Rate for the Indian rupee will equal the Indian rupee/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Indian rupee, calculated as 1 divided by the U.S. dollar/Indian rupee exchange rate that is reported by Reuters on Page “RBIB,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

The Currency Exchange Rate for the Chinese renminbi will equal the Chinese renminbi/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Chinese renminbi, calculated as 1 divided by the U.S. dollar/Chinese renminbi exchange rate that is reported by Reuters on Page “SAEC,” or any substitute page, at approximately 10:00 a.m. (New York City time) on any relevant date.

The S&P BRIC 40 Index®.    The S&P BRIC 40 Index® is a basket of 40 leading securities, representing the largest and most liquid companies in Brazil, Russia, India and China (BRIC). All constituent companies are members of the S&P/IFC Investible index series that meet minimum market capitalization and liquidity requirements. The index uses a modified market capitalization weighting scheme, with modifications being made to market cap weights, if required, to reflect available float, reduce single stock concentration and enhance index basket liquidity. All stocks in the S&P BRIC 40 Index® must trade in developed market exchanges (Hong Kong Stock Exchange, London Stock Exchange, NASDAQ and NYSE). For further information on the S&P BRIC 40 Index®, including its makeup, method of calculation and changes in its components, see “Description of the S&P BRIC 40 Index®“ in the pricing supplement.

Please note that investing in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the S&P BRIC 40 Index®.

Hypothetical Historical Data on the BRIC Basket

The following table sets forth the hypothetical historical closing values of the BRIC Basket on the last Index Business Day of each month, commencing in January 2002 and ending in November 2007. Each value was calculated as if the BRIC Basket had been created on February 2, 2001 with a Starting Value of 100. The BRIC Basket actually was established on the Pricing Date with a Starting Value of 100. The hypothetical historical closing values set forth below in the graph have not been reviewed or verified by S&P or any other independent third party.

10	Principal Protected Notes

Actual historical closing values of the component equity index and component currencies were used to calculate the hypothetical historical closing values of the BRIC Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the BRIC Basket on the Pricing Date or the future performance of the BRIC Basket. Any hypothetical historical upward or downward trend in the value of the BRIC Basket during any period set forth below is not an indication that the BRIC Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	80.35	72.74	100.76	108.36	148.82	183.37
February	81.51	73.06	104.82	115.70	150.80	178.98
March	83.11	73.49	105.23	110.74	151.66	185.33
April	83.27	78.28	95.77	109.18	160.33	189.05
May	82.07	81.01	95.07	112.10	147.25	194.84
June	77.07	83.99	95.70	115.88	152.70	204.94
July	71.27	84.30	95.80	120.26	156.57	214.31
August	74.08	88.59	98.35	124.35	158.57	216.35
September	68.72	90.46	102.66	133.59	158.18	245.09
October	71.17	92.55	103.42	126.49	166.95	278.48
November	72.21	93.52	107.09	131.81	177.04	259.68
December	72.29	100.37	109.18	133.82	188.52

The following graph sets forth the hypothetical historical closing values of the BRIC Basket on each Index Business Day commencing on February 2, 2001 and ending on December 18, 2007. Hypothetical past movements of the BRIC Basket are not indicative of future closing values.

Principal Protected Notes	11

The source of the data on each Currency Exchange Rate and the S&P BRIC 40 Index® used to compute the hypothetical historical closing values of the BRIC Basket is Bloomberg and Standard & Poor’s, respectively.

License Agreement.    S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this Offering Summary.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P BRIC 40 Index®, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P BRIC 40 Index®. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Hypothetical Maturity Payments

The Basket Return Amount will depend on the Ending Value of the BRIC Basket. Because the value of the BRIC Basket may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the BRIC Basket on the return on the Notes at maturity. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Value of the BRIC Basket is 100.00, that the Basket Return Amount cannot equal less than zero, that the term of the Notes is 4 years, that a Note is held to maturity, that the annual dividend yield on the S&P BRIC 40 Index® is 1.70%, and that the Participation Rate is 85%.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to the initial investment amount of $10. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than the initial investment amount in the Notes. In such case, the return on a Note will be approximately 88% of the return on an investment directly linked to the BRIC Basket because of the actual Participation Rate of 88%.

12	Principal Protected Notes

Ending Value	Price Return on the Basket	Total Return on the Basket(1)	Total Return on the Notes for the Entire Term of the Notes	Per Annum Return on the Notes(2)	Basket Return Amount on Notes(3)	Maturity Payment per Note(4)
70.00	-30.00%	-23.20%	0.00%	0.00%	$0.00	$10.00
72.50	-27.50%	-20.70%	0.00%	0.00%	$0.00	$10.00
75.00	-25.00%	-18.20%	0.00%	0.00%	$0.00	$10.00
77.50	-22.50%	-15.70%	0.00%	0.00%	$0.00	$10.00
80.00	-20.00%	-13.20%	0.00%	0.00%	$0.00	$10.00
82.50	-17.50%	-10.70%	0.00%	0.00%	$0.00	$10.00
85.00	-15.00%	-8.20%	0.00%	0.00%	$0.00	$10.00
87.50	-12.50%	-5.70%	0.00%	0.00%	$0.00	$10.00
90.00	-10.00%	-3.20%	0.00%	0.00%	$0.00	$10.00
92.50	-7.50%	-0.70%	0.00%	0.00%	$0.00	$10.00
95.00	-5.00%	1.80%	0.00%	0.00%	$0.00	$10.00
97.50	-2.50%	4.30%	0.00%	0.00%	$0.00	$10.00
100.00	0.00%	6.80%	0.00%	0.00%	$0.00	$10.00
102.50	2.50%	9.30%	2.12%	0.53%	$0.21	$10.21
105.00	5.00%	11.80%	4.25%	1.06%	$0.43	$10.43
107.50	7.50%	14.30%	6.38%	1.59%	$0.64	$10.64
110.00	10.00%	16.80%	8.50%	2.13%	$0.85	$10.85
112.50	12.50%	19.30%	10.63%	2.66%	$1.06	$11.06
115.00	15.00%	21.80%	12.75%	3.19%	$1.28	$11.28
117.50	17.50%	24.30%	14.88%	3.72%	$1.49	$11.49
120.00	20.00%	26.80%	17.00%	4.25%	$1.70	$11.70
122.50	22.50%	29.30%	19.13%	4.78%	$1.91	$11.91
125.00	25.00%	31.80%	21.25%	5.31%	$2.13	$12.13
127.50	27.50%	34.30%	23.38%	5.84%	$2.34	$12.34
130.00	30.00%	36.80%	25.50%	6.38%	$2.55	$12.55
132.50	32.50%	39.30%	27.63%	6.91%	$2.76	$12.76
135.00	35.00%	41.80%	29.75%	7.44%	$2.98	$12.98

(1)	Return on the entire term of the Notes. Assumes dividend yield on the S&P BRIC 40 Index® is not re-invested.

(2)	Calculated on a simple interest basis

(3)	Basket Return Amount = $10 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be less than zero

(4)	Maturity Payment = $10 + Basket Return Amount

Hypothetical Historical BRIC Basket Return Examples

The following graph sets forth the hypothetical return of the BRIC Basket on each Index Business Day for the 4-year periods ending from February 2, 2005 through December 18, 2007, created using actual historical data on the components of the BRIC Basket from February 2, 2001 through December 18, 2007, with the value of the BRIC Basket set to 100 at the start of each 4-year period. Although we have used actual historical data on the S&P BRIC 40 Index® and each of the four currencies comprising the BRIC Basket, the hypothetical returns were generated by the retroactive application of the computation of the BRIC Basket described in “The BRIC Basket” above and do not represent actual returns on the BRIC Basket since it had not yet been established. Additionally, the hypothetical returns were generated without regard to any dividends payable on the stocks underlying the S&P BRIC 40 Index®.

Principal Protected Notes	13

This graph is for purposes of illustration only and is not intended to be indicative of future levels of the BRIC Basket, the potential return of the BRIC Basket, its underlying index, any of its underlying currencies or what the value of the Notes may be. Any upward or downward trend in the hypothetical returns in any period set forth below is not an indication that the return on the BRIC Basket or the Basket Return Amount on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. The actual Basket Return Amount, if any, will depend on the actual Basket Return Percentage, which, in turn, will depend on the actual Starting Value and Ending Value of the BRIC Basket. These hypothetical returns, as well as the historical data used by the calculation agent to determine the returns, have not been reviewed or verified by S&P or any other independent third party.

The source of the data on each Currency Exchange Rate and the S&P BRIC 40 Index® used to compute the hypothetical historical closing values of the BRIC Basket is Bloomberg and Standard & Poor’s, respectively.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors who hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the Notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

°

U.S. investors will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) although they will receive no cash distributions on the Notes until maturity.

14	Principal Protected Notes

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If, during any taxable year, a U.S. holder receives actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, the U.S. holder will have additional (or a reduced amount of) interest income for that year.

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At maturity or upon a taxable disposition of the Notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted issue price in the Notes. The adjusted issue price of a Note generally is its purchase price increased by any Tax OID previously accrued.

°	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

°	Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

°	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with a U.S. trade or business of such holder. Further, if such holder does not comply with applicable certification requirements (generally, an IRS form W-8BEN), such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

U.S. Treasury Circular 230 Notice.     The tax discussions contained in this Offering Summary were written for use in connection with the promotion or marketing of the transactions or matters addressed in this brochure. These discussions were not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. tax penalties. Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. tax issues discussed, as well as the application of state, local, foreign, or other tax laws.

You should refer to the pricing supplement for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

Principal Protected Notes	15

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If no closing value of the S&P BRIC 40 Index® or a Currency Exchange Rate is available on the Valuation Date or on any other relevant Index Business Day, the Calculation Agent may determine the value of such index or Currency Exchange Rate in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the S&P BRIC 40 Index® is discontinued, the Calculation Agent may determine the value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the value of the S&P BRIC 40 Index® prior to any such discontinuance. You should refer to the sections “Description of the Notes — Basket Return Amount”, “—Discontinuance of the S&P BRIC 40 Index®“ and “—Alteration of Method of Calculation” in the related pricing supplement for more information.

“Standard & Poor’s®,” “Standard & Poor’s BRIC 40 Index®,” “S&P BRIC 40 Index® “ and “S&P® “are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding’s affiliate, Citigroup Global Markets. The Notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the Notes.

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